Exhibit 99.1

Undertone’s Captivating Creative and Innovative Technology Solution Win Four Awards
 at the 2019 Internet Advertising Competition

Campaigns grab audience attention and beat benchmarks with a combination of unique creative formats and targeting strategies

TEL AVIV, Israel & NEW YORK – May 7, 2019 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a pioneer and leader in cross-platform Synchronized Digital Branding for the world’s most prominent brands, has been awarded four Internet Advertising Competition (IAC) awards from the Web Marketing Association for its work with candy brand Airheads, Cayman Islands Department of Tourism and sporting apparel retailer Champs Sports.

The awards are dedicated to online advertising and were developed to recognize quality campaigns within 96 industries and nine digital formats. Undertone’s engaging and eye-catching creative and sophisticated audience targeting delivered on brand goal, earning them this acknowledgement.

“We are so pleased with these IAC awards and their recognition of our Airheads campaign,” said Rachel Chambers, Vice President of Marketing at Perfetti Van Melle, maker of Airheads, whose campaign won two IAC awards. “By working with Undertone on this campaign, including the central gaming component, we have been able to bring to life our ‘Play More, Play Delicious’ brand promise in a tangible way. To see that it’s driving results is even more important.”

Undertone’s IAC Awards Include:

Airheads “Play More, Play Delicious” – Best of Show Online Campaign and Best Food Industry Online Campaign
This synchronized campaign captured the Gen Z audience through the use of interactive gamification ad units, a social extension on Snapchat and an easy access microsite, resulting in an impressive 67,000 game-plays with a 20% completion rate.

The Cayman Islands Department of Tourism “Cayman: Cayman Islands Tourism Consumer 2018” – Best Travel Online Campaign
The compelling campaign included an immersive, full-page unit, a mobile-only rich media banner, and a pivoting enhanced standard unit with stunning design that generated remarkable creative effectiveness and inspired positive emotions in consumers, validated through System1 Research.

Champs Sports X Nike “Refresh Your Game” – Best Retail Online Campaign
The campaign propelled increased brand awareness and engagement around Champs Sports partnership with Nike by targeting teen and young adult male athletes through a mobile-only campaign. The campaign generated a 6.6% lift in store visits, outperforming Foursquare’s 2-5% Apparel benchmark, and drove the highest volume of store visits of any advertising partner.

“Undertone is gratified by this recognition, and we want to thank our team for bringing their unparalleled strategic implementations and creative talent to these campaigns,” said Doron Gerstel, CEO of Perion. “With our efforts being embraced through the IAC by the influential Web Marketing Association, our position as the market’s synchronized digital branding experts is validated, providing an even stronger foundation as we continue to work with brands to reimagine their digital advertising strategies.”

For more information about Undertone’s winning ad formats, visit www.undertone.com.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), provides cutting-edge technology solutions for the world’s leading brands. Its proprietary Synchronized Digital Branding combines data, distribution and creative to deliver cohesive stories across all critical touchpoints: screens, platforms and a transparent, customizable list of elite publishers. The AI-driven platform eliminates fragmentation, delivers much-needed revenue for publishers and, most importantly, ensures brand messaging is contextually relevant. Undertone creates stunning campaigns that align with KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 19, 2019. Perion does not assume any obligation to update these forward-looking statements.

Perion Network Ltd.
Investor relations
Hila Barenboim
+972 (73) 398-1000
Investors@perion.com